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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2002

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.

(Registrant’s name)

2590 Ouellette Avenue
Windsor, Ontario
Canada N8X 1L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If  “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC

(registrant)

Date:	November 26, 2002
By: /s/ Jack C. Tough
Jack C. Tough
Vice President and Chief Financial Officer

Item List

1. Unaudited Consolidated Financial Statements for Fourth Quarter Ended August 31, 2002.

Report to Bondholders

For the Fourth Quarter Ended August 31, 2002
November 26, 2002

Fourth quarter consolidated sales were $35.8 million, compared to $32.7 million in the fourth quarter of fiscal 2001. Earnings before interest, income taxes, depreciation and amortization and non-recurring costs (EBITDA) were $4.6 million for the quarter, compared to $4.1 million reported in the fourth quarter last year.

On May 31, 2001 the majority of the operations in Europe (operated under the corporate identity of EOC) were sold to D-M-E, a subsidiary of Milacron Inc. of Cincinnati, Ohio. At August 31, 2002 sale proceeds of $7.3 million are outstanding. Further information on the sale is given in notes 2 and 8 to the consolidated financial statements. Anchor Lamina Inc. maintains its operational presence in Europe through its steel plate and die set facilities in Chemnitz, Germany.

On November 12, 2002 the Company finalized an agreement for a new credit facility. Further information on the new credit facility is given in note 9 to the consolidated financial statements.

Net loss for the quarter ended August 31, 2002 was $1.3 million, compared with a net loss of $3.5 million for the fourth quarter of fiscal 2001. The reduced loss was due, in most part, to improved EBITDA in the fourth quarter of fiscal 2002 (after-tax impact of $0.4 million), a reduced loss on disposal of capital assets in the fourth quarter of fiscal 2002 ($1.2 million after-tax impact), lower interest costs ($0.3 million after-tax impact) and the absence of reorganization, plant closure and related environmental costs in the current quarter (after-tax impact of $1.5 million).

Sales for the fiscal year ended August 31, 2002 were $137.2 million, compared with $168.6 million for fiscal 2001. Fiscal 2002 consolidated EBITDA was $17.4 million versus $17.9 million in fiscal 2001. Removing the results of the sold operations of EOC from fiscal 2001, sales would have been $130.9 million and EBITDA $15.8 million for the twelve months ended August 31, 2001.

The net loss for the year ended August 31, 2002 was $4.5 million, compared with a net loss of $6.5 million in fiscal 2001. The significant contributors to the decrease in the net loss were the reduction in 2002 in depreciation and amortization expenses (having a net after-tax impact of $0.6 million), a gain in 2002 compared to a loss on disposal of capital assets in 2001 (having a net after-tax impact of $1.7 million), reduced interest expense (after-tax impact of $1.8 million) and the absence of reorganization, plant closure and related environmental costs in fiscal 2002 (after-tax impact of $2.5 million) compared to the year ended August 31, 2001. Partially offsetting these factors was the after-tax gain of $3.3 million, net of the write-off of associated deferred charges, on the repurchase of US$ 6.6 million principal amount of the subordinated notes payable reported in fiscal 2001. The favorable after-tax items were further offset by the effect of non-deductible items for tax purposes in fiscal 2002 compared to fiscal 2001 having an after-tax impact of $0.8 million.

On September 1, 2002, at the beginning of the fiscal year 2003, the Company will adopt the new pronouncement from the Canadian Institute of Chartered Accountants relating to the accounting treatment of goodwill and other intangible assets. The Company expects this change in accounting policy will result in the write-down of all of the $64.0 million carrying value of goodwill. Further information on goodwill is given in note 3 to the consolidated financial statements.

Certain statements contained in this report may be construed as “forward–looking” statements within the meaning of the United States federal securities laws and are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such statements are only predictions and speak only as of the date of this report. No assurances can be given that actual results will not differ materially from those projected in the forward-looking statements contained in this report. Actual results may also differ materially due to risks and uncertainties which are described in the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on February 25, 2002.

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF LOSS
(In Thousands of Canadian Dollars)

	Three Months Ended		Twelve Months Ended
	Aug 31,		Aug 31,

	2002	2001	2002	2001

SALES	$35,764	32,651	137,234	168,574
Cost of goods sold	25,020	23,746	97,680	122,037

GROSS PROFIT	10,744	8,905	39,554	46,537
Selling and administrative expenses	6,097	4,851	22,174	28,634

OPERATING EARNINGS BEFORE THE FOLLOWING	4,647	4,054	17,380	17,903

Depreciation and amortization	2,542	2,340	11,955	12,790
Loss (gain) on disposal of capital assets (note 4)	367	1,844	(997)	1,530
Interest on long-term debt	2,037	2,454	8,939	11,189
Other interest	614	687	1,775	2,177
Reorganization expenses (note 5)	—	585	—	1,978
Plant closure and related environmental expenses (note 6)	—	1,694	—	1,694
Gain on early extinguishment of debt (note 7)	—	—	—	(5,455)
Write-off of deferred finance fees (note 7)	—	—	—	278
Write-off of deferred exchange asset (note 7)	—	—	—	97
Loss (gain) on foreign exchange — intercompany debt	(46)	(78)	136	(382)
Loss on sale of European operations (note 2)	66	—	155	389

	5,580	9,526	21,963	26,285

LOSS BEFORE INCOME TAXES	(933)	(5,472)	(4,583)	(8,382)
INCOME TAXES	409	(2,007)	(81)	(1,870)

NET LOSS	$(1,342)	(3,465)	(4,502)	(6,512)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS
(In Thousands of Canadian Dollars)

	Three Months Ended		Twelve Months Ended
	Aug 31,		Aug 31,

	2002	2001	2002	2001

(DEFICIT) RETAINED EARNINGS, BEGINNING OF PERIOD	$(8,482)	(1,857)	(5,322)	1,190
Net loss	(1,342)	(3,465)	(4,502)	(6,512)

DEFICIT, END OF PERIOD	$(9,824)	(5,322)	(9,824)	(5,322)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands of Canadian Dollars)

	August 31	August 31
	2002	2001

CURRENT ASSETS
Accounts receivable	$25,683	22,791
Loans receivable — sale of European operations (note 2)	7,252	4,134
Loans receivable — shareholders	241	33
Inventories	15,444	16,252
Prepaid expenses	971	1,035

	49,591	44,245

LOANS RECEIVABLE — SHAREHOLDERS	108	337
LOANS RECEIVABLE — SALE OF EUROPEAN OPERATIONS (note 2)	—	2,878
CAPITAL ASSETS	98,693	103,857
GOODWILL AND DEFERRED CHARGES (note 3)	66,881	71,055

	$215,273	222,372

CURRENT LIABILITIES Bank indebtedness	$14,905	17,740
Accounts payable	9,378	7,739
Accrued liabilities	8,063	8,005
Income taxes payable	797	745
Current portion of long-term debt	4,650	8,525

	37,793	42,754

LONG-TERM DEBT	89,832	89,186
FUTURE INCOME TAXES	639	1,140

CONTINGENCIES (note 8)

SHAREHOLDERS’ EQUITY Share capital	91,860	91,860
Contributed surplus	1,665	1,665
Deficit	(9,824)	(5,322)
Cumulative translation adjustments	3,308	1,089

	87,009	89,292

	$215,273	222,372

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Canadian Dollars)

	Three Months Ended		Twelve Months Ended
	Aug 31,		Aug 31,

	2002	2001	2002	2001

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING Net loss	$(1,342)	(3,465)	(4,502)	(6,512)
Adjustments for:
Depreciation and amortization	2,542	2,340	11,955	12,790
Loss (gain) on disposal of capital assets	367	1,844	(997)	1,530
Write-down of assets (note 6)	—	306	—	306
Gain on early extinguishment of debt (note 7)	—	—	—	(5,455)
Write-off of deferred finance fees (note 7)	—	—	—	278
Write-off of deferred exchange asset (note 7)	—	—	—	97
Loss on sale of European operations (note 2)	66	—	155	389
Future income taxes	332	(2,085)	(479)	(2,487)

	1,965	(1,060)	6,132	936
Net change in non-cash working capital	(928)	(2,233)	(605)	(4,376)

	1,037	(3,293)	5,527	(3,440)

INVESTING
Purchase of capital assets	(2,790)	(161)	(4,862)	(5,083)
Proceeds on disposal of capital assets (note 4)	105	4	5,491	6,490
Repayment of loans receivable — sale of European operations	—	—	719	—
Proceeds on sale of European operations (note 2)	—	—	—	26,331

	(2,685)	(157)	1,348	27,738

FINANCING
Increase (decrease) in bank indebtedness	2,334	16,458	(2,835)	5,028
Repayment of long-term debt	(521)	(12,463)	(3,875)	(27,654)
Repurchase of share capital for cancellation	—	(545)	—	(1,026)
Deferred financing fees	(165)	—	(165)	—
Employee share option advances	—	—	—	(646)

	1,648	3,450	(6,875)	(24,298)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	—	—	—

(See accompanying notes)

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Canadian Dollars)

(1)  The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2001 annual financial statements. Certain of the fiscal year 2001 figures have been restated to conform with the fiscal 2002 presentation.

(2)  Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations. The purchase price was $33,288 (Euro 25,090) consisting of $26,331 (Euro 20,145) cash, loans receivable guaranteed by the purchaser of $719 (Euro 511) repaid January 1, 2002, and $3,127 (Euro 2,045) due January 1, 2003 and a closing balance sheet estimated purchase price adjustment of $3,653 (Euro 2,389) (See note 8). The Company used the cash proceeds to reduce debt. The operations sold had a book value of $28,543 (Euro 21,837). Transaction costs were $1,755 (Euro 1,297). Including a realized exchange loss of $3,035 (Euro 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (Euro 287) recorded in the year ended August 31, 2001. The additional loss on sale recorded in fiscal 2002 related to professional fees. Interest accrues at 6% per annum on the loans receivable and 5% per annum on the closing balance sheet purchase price adjustment. At August 31, 2002, loans receivable include $472 (Euro 309) of interest (2001 — $54 (Euro 38)).

(3)  Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired and is amortized on a straight-line basis over 20 years. Goodwill is written down when there has been a permanent impairment in the value of the unamortized goodwill. A permanent impairment in goodwill is determined by comparison of the carrying value of unamortized goodwill with the undiscounted future cash flow projection of the related business.

In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise) by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002. The Company will adopt CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company will cease amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Based on management’s preliminary evaluation under the transitional impairment test in this new pronouncement, the Company expects to record a non-cash charge to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss will be recognized as the effect of a change in accounting policy and charged to September 1, 2002 retained earnings without restatement of comparative figures.

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Companies are required to adopt the amended requirements in fiscal years beginning on or after January 1, 2002. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company will adopt the new requirements on September 1, 2002. Upon adoption of the new requirements, the Company will cease amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, September 1, 2002 retained earnings will be reduced by $608 ($875 less future income taxes of $267) and comparative figures will be restated accordingly.

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In Thousands of Canadian Dollars)

(4)  On March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5,351 (Euro 3,794), resulting in a gain on sale of $1,402 (Euro 977) . The proceeds were initially used to pay down the Company’s revolving line of credit. In September and October, 2002 the Company repaid $3,851 of the term loan from the sale proceeds.

(5)  During the twelve months ended August 31, 2001, the Company incurred reorganization costs in connection with reducing staff levels at all of its locations. Expenses of $1,978 were incurred for employee severance.

(6)  During the year ended August 31, 2001, the Company expensed $1,388 for estimated remediation costs and professional fees for the removal of certain metals and chemical contamination at its Cheshire, Connecticut facility (See note 8). An additional provision for loss on disposal of the Cheshire land and building of $306 was recorded in 2001.

(7)  During the year ended August 31, 2001, the Company repurchased $10,085 ($6,600 U.S.) of its subordinated notes payable for $4,630 ($3,023 U.S.). This resulted in a gain on early extinguishment of debt of $5,455. This gain is reduced by deferred financing fees of $278 incurred in connection with the original issuance of the repurchased notes that have been written off. This gain is also reduced by the deferred foreign exchange asset on the subordinated notes payable that has been written down by $97 to reflect the reduction in the outstanding balance of the subordinated notes payable.

(8)  Contingencies

Certain metals and chemical contamination has been found at one of the Company’s former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $1,958 (2001 — $2,097) to pay for estimated remediation costs and professional fees (note 6). The liability is based on reports from environmental consulting firms.

The Company has loans receivable from the sale of its European operations (note 2). The amounts outstanding from the sale are under dispute. Management believes that it has recorded the proper balances due under the legally binding sale agreement. However, management is unable to predict the outcome of this dispute and cannot reasonably estimate whether an allowance for uncollectible loans is required due to the current status of the dispute.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(9)  Subsequent event — new credit facility

On November 12, 2002, the Company refinanced the existing bank credit facility. The new credit facility replaces the existing bank term loan and line of credit. The new credit facility provides for borrowings in the aggregate amount of $50,000 and is composed of:

(a)  A $30,000 revolving credit facility subject to a borrowing base of allowable accounts receivable and inventories maturing on November 14, 2005.

(b)  Term loans of $20,000, $5,000 drawn immediately and $15,000 available for certain restricted purposes. The term loans mature on November 14, 2005 with principal repayments commencing immediately based upon a seven year amortization.

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In Thousands of Canadian Dollars)

(10)  The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, taxes, depreciation and amortization (EBITDA).

	Three months ended August 31, 2002

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total

Revenue from external customers	$25,280	$10,669	$2,713	$(2,898)	$35,764
Segment EBITDA	2,791	1,801	55		4,647

	Three months ended August 31, 2001

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total

Revenue from external customers	$21,988	$11,428	$2,199	$(2,964)	$32,651
Segment EBITDA	1,700	1,957	397		4,054

	Twelve months ended August 31, 2002

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total

Revenue from external customers	$92,660	$44,923	$10,411	$(10,760)	$137,234
Segment EBITDA	9,291	7,027	1,062		17,380

	Twelve months ended August 31, 2001

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total

Revenue from external customers	$85,976	$47,467	$46,736	$(11,605)	$168,574
Segment EBITDA	7,357	7,113	3,433		17,903

     Reconciliation of total reportable operating segment EBITDA to the Company’s consolidated loss before income taxes is as follows:

	Three Months Ended		Twelve Months Ended
	August 31,		August 31,

	2002	2001	2002	2001

Total EBITDA for reportable segments	$4,647	$4,054	$17,380	$17,903
Depreciation and amortization	(2,542)	(2,340)	(11,955)	(12,790)
(Loss) gain on disposal of capital assets	(367)	(1,844)	997	(1,530)
Interest on long term debt	(2,037)	(2,454)	(8,939)	(11,189)
Other interest	(614)	(687)	(1,775)	(2,177)
Reorganization expenses (note 6)	—	(585)	—	(1,978)
Plant closure and related environmental expenses (note 5)	—	(1,694)	—	(1,694)
Gain on early extinguishment of debt (note 7)	—	—	—	5,455
Write-off of deferred finance fees (note 7)	—	—	—	(278)
Write-off of deferred exchange asset (note 7)	—	—	—	(97)
(Loss) gain on foreign exchange — intercompany balances	46	78	(136)	382
Loss on sale of European operations (note 2)	(66)	—	(155)	(389)

Total consolidated loss before income taxes	$(933)	$(5,472)	$(4,583)	$(8,382)